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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            BT FINANCIAL CORPORATION
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                       (Name of Subject Company (Issuer))

                            BT FINANCIAL CORPORATION
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            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, par value $5.00 per share
           (Including the associated Preferred Share Purchase Rights)
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                         (Title of Class of Securities)

                                    055763106
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                      (CUSIP Number of Class of Securities)

                                John H. Anderson
                      Chairman and Chief Executive Officer
                            BT Financial Corporation
                       BT Financial Plaza, 551 Main Street
                          Johnstown, Pennsylvania 15901
                                 (814) 532-3801

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                             Kristen Larkin Stewart
                           Kirkpatrick & Lockhart LLP
                            Henry W. Oliver Building
                              535 Smithfield Street
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500

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                            Calculation of Filing Fee
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Transaction Valuation*: $33,366,580            Amount of Filing Fee:  $6,673.32

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*     Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,668,329 shares of common stock, par value $5.00 per share, at the maximum tender offer price of $20.00 per share in cash.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: _________ Form or Registration No.: _____________ Filing Party: ___________________ Date Filed: ___________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   Third-party tender offer subject to Rule 14d-1.
      |X|   Issuer tender offer subject to Rule 13e-4.
      |_|   Going-private transaction subject to Rule 13e-3.
      |_|   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

      This Tender Offer Statement on Schedule TO relates to the issuer tender offer by BT Financial Corporation, a Pennsylvania corporation, to purchase up to 1,668,329 shares of its common stock, par value $5.00 per share, including the associated preferred shares purchase rights issued pursuant to the Rights Agreement dated as of March 27, 1991 between BT Financial Corporation and BT Management Trust Company, as rights agent. BT Financial Corporation is offering to purchase these shares at a price not greater than $20.00 nor less than $18.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. BT Financial Corporation's tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2000, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

Item 1. Summary Term Sheet.

      The information set forth in the "Summary" of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) The issuer of the securities to which this Schedule TO relates is BT Financial Corporation, a Pennsylvania corporation (the "Company"), and the address of its principal executive office and its mailing address is BT Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901.

      (b) This Schedule TO relates to the offer by the Company to purchase up to 1,668,329 shares (or such lesser number of shares as are properly tendered) of its common stock, $5.00 par value per share (the "Shares"), 16,683,294 of which Shares were outstanding as of September 22, 2000.

      (c) The information set forth in "Summary" and "Section 8. Price Range of Shares; Dividends; Our Rights Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) The Filing Person for which this schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

Item 4. Terms of the Transaction.

      (a) The information set forth in "Summary" and "Section 1. Number of Shares; Price; Priority of Purchase," "Section 3. Procedures for Tendering Shares," "Section 4. Withdrawal Rights," "Section 9. Source and Amount of Funds," "Section 11. Information About Our Shares; Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 12. Effects of Our Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

      (b) Securities will not be purchased from any officer, director or affiliate of the Subject Company. The information set forth in "Section 3. Procedures for Tendering Shares" and "Section 11. Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a)-(b) Not applicable.

Item 6. Purposes of the Transaction and Plans and Proposals.

      (a)-(c) The information set forth in "Section 2. Recent Developments; Purposes of Our Offer," and "Section 11. Information About Our Shares; Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and amount of Funds or Other Consideration.

      (a) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in "Section 7. Conditions to Our Offer" and "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (d) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

      (a) Not applicable.

      (b) Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated, or Used.

      The information set forth in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

      (a)-(b) The information set forth in "Section 10. Information About Us" of the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

      (a) Not applicable.

      (b) Not applicable.

Item 12. Exhibits.

      (a)(1) Form of Offer to Purchase, dated September 29, 2000 and form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

      (a)(2) Form of Notice of Guaranteed Delivery.

      (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction
      Form).

      (a)(5) Form of Letter to Shareholders of the Company, dated September 29, 2000, from John H. Anderson, Chairman of the Company.

      (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(7) Form of Summary Advertisement.

      (a)(8) Text of Press Releases issued by the Company, dated September 26, 2000 are hereby incorporated herein by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on September 26, 2000.

      (b) Commitment Letter dated September 13, 2000 between BT Financial Corporation and The Northern Trust Company and Commitment Letter dated September 14, 2000 between BT Financial Corporation and SunTrust Bank Atlanta.

      (d) Not applicable.

      (g) Not applicable.

      (h) Not applicable.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2000                  BT FINANCIAL CORPORATION


                                    /s/ John H. Anderson
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                                    John H. Anderson
                                    Chairman and Chief Executive Officer